UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549

                            SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                          APPLIED POWER INC.
                           (Name of Issuer)

                         Class A Common Stock
                    (Title of Class of Securities)

                              038225 10 8
                            (CUSIP Number)

Anthony W. Asmuth III, Esq., Quarles & Brady, 411 E. Wisconsin Avenue,
                   Milwaukee, Wisconsin  53202-4497
                             (414) 277-5000
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            August 17, 1994
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.   038225 10 8                              Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Philip G. Brumder
          ###-##-####

2.   Check the Appropriate Box if a Member of a Group*
     (a)  [ ]            (b)  [ ]

3.   SEC Use Only

4.   Source of Funds*
          Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
          United States

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          626,738

8.   Shared Voting Power
                0

9.   Sole Dispositive Power
          436,142

10.  Shared Dispositive Power
           32,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          626,738

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*
          [ ]

13.  Percent of Class Represented by Amount in Row (11)
          4.8%

14.  Type of Reporting Person*
          IN

                    SCHEDULE 13D - AMENDMENT NO. 1
                           Philip G. Brumder
                          Applied Power Inc.


Item 1.   Security and Issuer.

     Issuer:   Applied Power Inc. (the "Company")
               13000 West Silver Spring Drive
               Butler, Wisconsin  53007

     Security: Class A Common Stock, $.20 par value per share

Item 2.   Identity and Background.

     The securities are beneficially owned by Philip G. Brumder. Mr. Brumder is retired. His address is P.O. Box 551, Elm Grove, Wisconsin 53122. Mr. Brumder is a citizen of the United States.

     Mr. Brumder has not been convicted in any criminal proceedings during the last five years, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the enjoining of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Brumder became a beneficial owner of more than 5% of Company Class A Common Stock on June 1, 1992 by exchanging on a one-for-one basis Class B Common Stock of the Company beneficially owned by him. Shares of Class A Common Stock and Class B Common Stock held by Mr. Brumder prior to June 1, 1992 were acquired through inheritance and purchase. Subsequent to the filing of Mr. Brumder's June 1, 1992
Schedule 13D, he has disposed of Company Class A Common Stock but has not acquired any such stock.

Item 4.   Purpose of the Transaction.

     On June 1, 1992, Mr. Brumder exchanged all of his beneficially owned Class B stock for Class A stock pursuant to the terms of certain shareholder agreements and the Company's Amended and Restated Articles of Incorporation, as discussed in Item 5 below. As a result of a number of factors, including, among others, the market price of the shares, market conditions, earnings of the Company and other investment opportunities available to him, Mr. Brumder has disposed of shares of Company Class A Common Stock since such date. Mr. Brumder is holding his remaining shares of Company Class A Common Stock for investment purposes. Mr. Brumder has no other present plans or proposals which relate to the purchase or sale of additional shares of Class A Common Stock, but may, from time to time, increase or reduce his investment in the shares of Class A Common Stock, depending upon the factors listed above as well as for other reasons. Mr. Brumder has no present plans or proposals which relate to or would result in: any extraordinary transaction involving the Company; any material sale or transfer of the Company's assets; any change in the present Board of Directors or management of the Company; any material change in the Company's present capitalization, dividend policy, business or corporate structure; any change in the Company's Amended and Restated Articles of Incorporation or Bylaws; the cessation of quotation of a class of the Company's equity securities on the New York Stock Exchange; or the termination of registration of a class of the Company's securities under the Securities Exchange Act of 1934. Mr. Brumder intends to monitor the operations and affairs of the Company closely, to discuss with the Company and others the business and prospects of the Company and to otherwise evaluate and protect his investment.

Item 5.   Interest in Securities of the Issuer.

     Mr. Brumder beneficially owns 626,738 shares of Class A Common Stock, representing 4.8% of the outstanding shares of such securities on August 17, 1994. Mr. Brumder has sole voting and investment power as to 626,738 and 436,142 shares of Class A Common Stock, respectively. Mr. Brumder shares investment power as to 32,500 shares of Class A Common Stock held in five trusts with Bank One Wisconsin Trust Company, N.A.

     On June 1, 1992, all 2,252,650 shares of Company Class B Common Stock issued and outstanding were converted, on a share-for-share basis, into shares of Company Class A Common Stock. This conversion was accomplished pursuant to the termination of certain shareholder agreements and in accordance with certain provisions of the Amended and Restated Articles of Incorporation of the Company. The shareholder agreements, to which a portion of the shares beneficially owned by Mr. Brumder were subject, provided for the orderly exchange of Class B shares into Class A shares on a one-for-one basis. As provided in the shareholder agreements, the agreements terminated on June 1, 1992 and, by their terms, all Class B shares subject to those agreements were converted on a one-for-one basis into shares of Class A Common Stock of the Company. After the exchange of Class B shares for Class A shares on June 1, 1992 pursuant to the shareholder agreements, there were less than 500,000 Class B shares outstanding. Pursuant to the Amended and Restated Articles of Incorporation, all of the remaining Class B shares were automatically converted on a one-for-one basis into Class A shares, leaving no Class B Common Stock outstanding after June 1, 1992. Prior to June 1, 1992, Mr. Brumder was the beneficial owner of 238,601 shares of Class A Common Stock and 494,637 shares of Class B Common Stock.

     The identity and background of the entity with whom Mr. Brumder shares dispositive power of the Class A Common Stock referred to above is as follows: Bank One Wisconsin Trust Company, N.A., a trust company organized under the federal laws of the United States, which is engaged in the business of providing trust, fiduciary and other services and maintains its principal business and offices at 111 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. To the knowledge and belief of the reporting person, Bank One Wisconsin Trust Company, N.A. has not been convicted in any criminal proceedings during the last five years, nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the enjoining of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

     During the last sixty days, Mr. Brumder has had the following transactions in shares of Class A Common Stock in the following amounts and manner:

              Type of
  Date      Transaction      Number of Shares    Price Per Share

08/17/94  Open market sale        7,500              $21.625

     Mr. Brumder ceased to be the beneficial owner of more than five percent of the Class A Common Stock on or about March 23, 1994.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.     Material to be Filed as Exhibits.

     None.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 8, 1994.



/s/ Philip G. Brumder
Philip G. Brumder